December 15, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Anne Nguyen Parker, Esq. and Julie Griffith, Esq.

Re:	Imperial Garden & Resort, Inc.
Registration Statement on Form F-1/A
Submitted On December 6, 2017
File Number: 333-216694

Dear Ms. Parker and Ms. Griffith:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 12, 2017 (the “Comment Letter”) relating to the registration statement amendment on Form F-1/A (the “Amendment No. 5”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on December 6, 2017.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1/Amendment No. 6 (“Amendment No. 6”) to include various changes intended to address your comments.

Prospectus Cover Page

Comment:

1. We note your response to prior comment 1 in our November 28, 2017 comment letter. Please revise to clarify that unless they are relying on an exemption from registration, the selling shareholders may not use this registration statement to sell their shares until the company has raised the minimum amount in the offering and the company’s shares are listed on Nasdaq or another exchange. Alternatively, you must disclose a fixed price for the selling shareholder’s shares, rather than offering them at varying prices, as you currently describe in the prospectus.

Response:

The Company has revised the registration statement to address the Staff’s comment. Please see the cover page, page 10 and page 31 of Amendment No. 6.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer